UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 20)*


                            Tikcro Technologies, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8789G100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                       1 North Federal Highway, Suite 201,
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,198,755
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has previously disclosed that as of May 31, 2009, the Issuer had 8,555,973 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 20 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.


Item 4. Purpose of Transaction.

     On February 17, 2010, Mr. Bronson, through counsel, filed a complaint letter with the U.S. Securities and Exchange Commission in connection with the Issuer's appointment of the outside directors following the September 1, 2009 general meeting of the shareholders of the Issuer, because the Issuer did not satisfy the requirements of Section 239(b) of the Companies Law. The foregoing is just a summary of the Letter and is subject to and is qualified in its entirety by the full text of the Letter, a copy of which is attached hereto as an Exhibit. The Letter is incorporated herein by reference.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse; (2) 58,806 Ordinary Shares held in Mr. Bronson's IRA; and (3) 40,866 Ordinary Shares held in Mr. Bronson's spouse's IRA. Mr. Bronson has voting and dispositive power with respect to the Ordinary Shares held in his spouse's IRA.

     (c) Not applicable.

     (d) Other than Mr. Bronson's spouse, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2010

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                     EXHIBIT

                               THE LAW OFFICES OF
                            JAMES A. PRESTIANO, P.C.
                           631 COMMACK ROAD, SUITE 2A
                             COMMACK, NEW YORK 11725
                            Telephone (631) 499-6000
                            Facsimile (631) 499-6001



                                                              February 17, 2010

VIA UPS OVERNIGHT DELIVERY
--------------------------

Securities and Exchange Commission
SEC Complaint Center
100 F Street, NE
Washington, D.C.  20549-0213

         Re:      Tikcro Technologies, Ltd.
                  Commission File Number: 0-30820
                  -------------------------------

Dear Sir or Madam,

     We submit this letter on behalf of our clients, Steven and Kimberly Bronson, who are shareholders of Tikcro Technologies, Ltd., a corporation organized and existing under the laws of Israel, and registered with the Commission as a foreign private issuer ("Tikcro"). The shares of Tikcro are traded in the United States on NASDAQ's Over-the-Counter Bulletin Board.

     On September 1, 2009, Tikcro held a general meeting of shareholders to, among other things, elect outside directors (the "September 1, 2009 Meeting"). Attached hereto as Exhibit 1, is the Tikcro's Proxy Statement as filed with the Commission in connection with the September 1, 2009 Meeting. As an Israeli corporation, Tikcro is subject to and obligated to comply with the corporate laws of Israel. As described below, Tikcro's purported election and appointment of 2 outside directors, namely Liat Hadad and Yiftach Atir, following the September 1, 2009 Meeting was improper and void under Israeli law.

     Section 239(b) of the Companies Law of Israel, provides that:

          (a) Two outside directors shall hold office in a public company.

          (b) The outside directors shall be appointed by the general meeting, provided that one of the following conditions prevails:

Securities and Exchange Commission
SEC Complaint Center
February 17, 2010
Page two


               (1) in counting the votes of the majority at the general meeting at least one-third of all the votes of shareholders who are not holders of control in the company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account;

               (2) the total number of votes opposing the appointment from among the shareholders referred to in paragraph (1) shall be no greater than one percent of the total voting rights in the company.

          (c) The Minister may prescribe different rates from the rate provided in subsection (b)(2).

          (d) In a company in which, on the date of appointment of an outside director, all members of the board of directors of the company are of one gender, the outside director appointed shall be of the other gender.

     At Tikcro's September 1, 2009, general meeting of shareholder the following votes were cast for the outstide directors:

Proposed Outside Director Liat Hadad

             For: 2,954,199       Against: 2,191,498      Abstain: 194

Proposed Outside Director Yiftach Atir

             For: 2,954,119       Against: 2,191,532      Abstain: 240

Attached hereto as Exhibit 2, is a copy of Tikcro's Form 6-K disclosing that election of Liat Hadad and Yiftach Atir as outside directors was approved by the shareholders at the September 1, 2009 Meeting. Attached hereto as Exhibit 3, is a copy of the minutes of the September 1, 2009 Meeting, which sets forth, among other things, the tabulation of votes cast at the September 1, 2009 Meeting.

Securities and Exchange Commission
SEC Complaint Center
February 17, 2010
Page three


         Pursuant to Section 239 of the Companies Law, outside directors must be elected by "at least one-third of all the votes of shareholders who are not holders of control in the company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account." See Companies Law
Section 239 (b)(1).

         Accordingly, all shares held by persons in control of Tikcro must be excluded from the calculation of the votes required to appoint the outside directors. Thus, the shares held by the following individuals must be excluded from the vote for outside directors: Izhak Tamir, Eric Paneth and Aviv Boim, who together hold approximately 2,761,565. Thus, reviewing the votes cast as the September 1, 2009 Meeting, it is clear that the conditions prescribed by Section 239 of the Companies Law, related to the election of outside directors, were not satisfied.

         On December 18, 2009, Isreali counsel to Steven and Kimberly Bronson advised Tikcro of the improper appointment of Liat Hadad and Yiftach Atir as outside directors of Tikcro and that a new shareholders meeting should be conducted promptly. Tikcro was also advised that any decisions by Tikcro's board taken without amending this fundamental fault are also not valid and cannot bind Tikcro. Attached hereto as Exhibit 4 is a copy of a Schedule 13D containing a copy of the December 18, 2009 letter to Tikcro.

         Tikcro failed to take any action to address the improper appointment of Liat Hadad and Yiftach Atir as outside directors of Tikcro following the September 1, 2009 Meeting. We also note that Tikcro has not made any public disclosure concerning the improper appointment of Liat Hadad and Yiftach Atir as outside directors of Tikcro or the material impact that may result from having an invalid board of directors.

         We have been advised by Israeli counsel, that the regulators in Israel will not take any action against Tikcro because the shares of Tikcro are traded only in the United States.

         Please do not hesitate to contact the undersigned if you have any questions or if you require any additional information.


                                                    Very truly yours,

                                                    /s/ James A. Prestiano

cc:  Steven and Kimberly Bronson

                                   Exhibit 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                           For the month of July 2009

                        Commission File Number: 000-30820

                            TIKCRO TECHNOLOGIES LTD.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                            Form 20-F [ X ]        Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Tikcro Technologies Announces 2009 Annual General Meeting, dated July 28, 2009.

99.2 Notice of Tikcro 2009 Annual General Meeting and Proxy Statement, dated July 28, 2009.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Tikcro Technologies Ltd.


                                       By: /s/ Adam M. Klein
                                          ---------------------------
Date: July 28, 2009                    Adam M. Klein for Eric Paneth,
                                       pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

99.1 Press Release: Tikcro Technologies Announces 2009 Annual General Meeting, dated July 28, 2009.

99.2 Notice of Tikcro 2009 Annual General Meeting and Proxy Statement, dated July 28, 2009.

PRESS RELEASE
For more information contact:
Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
----------------------------------



            Tikcro Technologies Announces 2009 Annual General Meeting

         TEL AVIV, Israel, July 28, 2009 - Tikcro Technologies Ltd. (OTCBB:
TIKRF) today announced that its Annual General Meeting of Shareholders will be held on September 1, 2009 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

 The agenda of the meeting is as follows:

         (1) election of Eric Paneth and Izhak Tamir to the Board of Directors;

         (2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

         (3) approval of external director compensation;

         (4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors; and

         (5) consideration of financial statements.

         Items 1 and 4 require the approval of a simple majority of the shares voted on the matter. Items 2 and 3 require the approval of a majority of the shares voted on the matter including at least one-third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares). Item 5 will not involve a vote of the shareholders. The record date for the meeting is August 3, 2009. Tikcro will send its shareholders-of-record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.


About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.


Safe Harbor Statement

Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transaction described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of bladder, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.

                            TIKCRO TECHNOLOGIES LTD.

                                    NOTICE OF

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS



Notice is hereby given that the 2009 Annual Meeting of Shareholders (the "Meeting") of Tikcro Technologies Ltd. (the "Company" or "Tikcro") will be held on September 1, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

(3) approval of external director compensation;

(4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(5) consideration of our financial statements.

Shareholders of record on August 3, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.


                                         By Order of the Board of Directors,

                                         Izhak Tamir
                                         Chairman of the Board

Dated:  July 28, 2009

                            TIKCRO TECHNOLOGIES LTD.

                                 PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Tikcro Technologies Ltd. ("Tikcro" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual Meeting of Shareholders. The Meeting will be held on September 1, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

    The agenda of the Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

(3) approval of external director compensation;

(4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(5) consideration of our financial statements.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on August 3, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on August 3, 2009, in the records of the Company, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         On July 15, 2009, 8,555,973 Ordinary Shares were outstanding. Each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                          OWNERSHIP OF ORDINARY SHARES

         The following table sets forth certain information known to us regarding the beneficial ownership of our Ordinary Shares as of May 31, 2009, by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group                Amount Owned     Percent of Class(1)

Steven N. Bronson(2)                          1,198,755           14.0%
Eric Paneth                                   1,156,602           13.5%
Izhak Tamir                                   1,061,701           12.4%
Aviv Boim(3)                                    543,262            6.3%
Eugene Oshinsky and Rosa Oshinsky(4)            462,667            5.4%
--------------------


(1) Based on 8,555,973 ordinary shares outstanding on May 31, 2009.

(2) Based on a Schedule 13D/A filed June 15, 2009.

(3) Includes 253,003 restricted shares issued under our 2003 Share Incentive
    Plan.

(4) Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.


                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors.

         A brief biography of each nominee is set forth below:

         Eric Paneth has served as our Chief Executive Officer since November 2008 and as one of our Directors since January 2000. Mr. Paneth has also served as Chief Executive Officer of Orckit Communications Ltd. since it was co-founded by him and by Mr. Tamir in 1990 and as the Chairman of the Board of Directors of Orckit Communications Ltd. from 1990 to July 2008. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

         Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit's Chairman of the Board since July 2008. Mr. Tamir has served as Chairman of the Board of Corrigent Systems Ltd., a subsidiary of Orckit since 2001 and as Chief Executive Officer of Corrigent Systems Ltd. since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Vote Required

         The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

         RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


                     ITEM 2 - ELECTION OF EXTERNAL DIRECTORS

         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of service of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

         Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms, subject to extension in certain limited situations. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's board of directors that is authorized to exercise powers of the board must include at least one external director.

         Yiftach Atir was elected as an external director on September 28, 2006 and his three-year term ends on September 27, 2009. The Company's other external director, Irit Gal, will complete her second three-year term on August 27, 2009.

         Our Audit Committee has recommended the re-election of Yiftach Atir as an external director for a second three-year term and the election of Liat Hadad as an external director for a term of three years, replacing Irit Gal. We have received a declaration from Ms. Hadad confirming that she qualifies as an external director under the Companies Law and as an independent director under the Nasdaq rules. Our Board of Directors has resolved that, if elected at the Meeting, Ms. Hadad will be a member of our Audit Committee.

          A brief biography of each nominee is set forth below:

         Yiftach Atir has been a private consultant since January 2003. He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd. From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew literature from Ben Gurion University.

         Liat Hadad has served as a director of business development at McCann Erickson Digital Israel since May 2009. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad is also a program coordinator at Tzeva, the coordinator of the ORT project as part of a community involvement program. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.


Vote Required

         Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Yiftach Atir be elected to a second three-year term as external director of the Company, commencing at the end of his present term on September 28, 2009.

         RESOLVED, that Liat Hadad be elected to a three-year term as external director of the Company, effective immediately."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



               ITEM 3 - APPROVAL OF EXTERNAL DIRECTOR COMPENSATION

         Under the Companies Law, the payment of compensation to directors requires the prior approval of our Audit Committee, Board of Directors and shareholders, and the form and amount of compensation of external directors is governed by regulations promulgated under the Companies Law.

         Subject to their election at the Meeting, the shareholders will be asked to approve the grant to each of Liat Hadad and Yiftach Atir of options to purchase up to 33,333 Ordinary Shares at an exercise price per share equal to the average closing price of our Ordinary Shares as quoted on the Pink Sheets over the three trading days immediately preceding the date of the Meeting. The options will vest over a period of three years, one-third at the end of each year, commencing on the first day of the upcoming term of the option holder. In addition, as required by the applicable regulations, each external director will be paid NIS 22,500 (approximately $5,600) per year and a participation fee of NIS 1,060 (approximately $265), subject to adjustment by the Israeli consumer price index, for attendance at each meeting of the board of directors or committee thereof.

         If this proposal is not approved in the Meeting, our Board of Directors will decide upon an alternative compensation arrangement for our external directors, composed of monetary compensation alone, which will be approved by the Board of Directors pursuant to the regulations promulgated under the Companies Law.

Vote Required

         The payment of the proposed compensation to our external directors requires the approval of our Audit Committee, Board of Directors and shareholders. The shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

Proposed Resolutions

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that, subject to her or his election at the Meeting, each of Liat Hadad and Yiftach Atir be paid the compensation described in the Proxy Statement relating to the Meeting."

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


                  ITEM 4 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.

Vote Required

         The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



                 ITEM 5 - CONSIDERATION OF FINANCIAL STATEMENTS

         Our audited financial statements for the year ended December 31, 2008 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on June 30, 2009. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website athttp://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

         This item will not involve a vote of the shareholders.



                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                     By Order of the Board of Directors,

                                     Izhak Tamir
                                     Chairman of the Board

Dated:  July 28, 2009

                                   Exhibit 2

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of September 2009

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.


                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders of the Registrant held on September 1, 2009, the shareholders approved the following proposals:

    (1) election of Eric Paneth and Izhak Tamir to the Board of Directors;
    (2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years; and
    (3) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors.

The chairman announced at the meeting that the proposal relating to the option compensation of external directors, although, based on proxies received, would have been approved by the shareholders, was removed from the agenda because it was decided that the compensation of external directors will be paid only in cash.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Tikcro Technologies Ltd.

                                  (Registrant)

                                 By:/s/ Adam M. Klein
Date: September 8, 2009            ---------------------------------
                                   Adam M. Klein for Eric Paneth, Chief
                                   Executive Officer, pursuant to authorization

                                   Exhibit 3

                            TIKCRO TECHNOLOGIES LTD.

                                    MINUTES
               OF THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               September 1, 2009

Shareholders present:
---------------------
Shareholders who delivered instruments of proxy via AST
Izhak Tamir, Chairman of the Board
Eric Paneth, Director and CEO
Rafi MagenGerald Parkoff
Yona Menaker (as observer only)

Also present:
-------------
Aviv Boim, Tikcro
Ran Gurit, Tikcro
Adam M. Klein, Adv., Goldfarb
Yoni Henner, Adv., Goldfarb
Elad Man, Adv., counsel to Bronson
Yossi Tendler E&Y

     Notice to the shareholders having been duly made whereby the 2009 Annual General Meeting of shareholders (the "Meeting") of Tikcro Technologies Ltd.(the "Company") would be held on Tuesday, September 1, 2009, at 3:00 p.m. at the offices of the Company, 126 Yigal Allon Street ,Tel Aviv, Israel, and the requisite quorum of shareholders being present in person or by proxy, the Meeting was called to order at 3:00 p.m.. Izhak Tamir acted as Chairman of the Meeting Adam Klein acted as Secretary of the Meeting.

     A copy of the Company's Proxy Statement relating to the Meeting is attached hereto as Exhibit A (the "Proxy Statement").

     Mr. Tamir called the Meeting to order. He announced that Item 3 (approval of external director fees) although, based on proxies received, would have been approved by the shareholders, has been removed from the agenda because it has been decided that the compensation of external directors will be paid only in cash pursuant to the applicable regulations.

                          ITEM 1-ELECTION OF DIRECTORS

     Mr. Klein presented Item 1 and announced that the declaration of each nominee required by the Israeli Companies Law is available for review. Mr. Klein then asked the shareholders present to indicate their votes on the following resolutions, which votes were duly recorded:

     RESOLVED, that Izhak Tamir be elected to the Board of' Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

     RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

                     ITEM 2-ELECTION OF EXTERNAL DIRECTORS

     Mr. Klein presented Item 2 and announced that the declaration of each nominee required by the Israeli Companies Law is available for review. Mr. Klein then asked the shareholders present to indicate their votes on the following resolutions, which votes were duly recorded:

     RESOLVED, that Yiftach Atir be elected to a second three-year term as external director of the Company, commencing at the end of his present term on September 28, 2009.

     RESOLVED, that Liat Hadad be elected to a three-year term as external director of the Company, effective immediately.

                  ITEM 4-. APPOINTMENT OF INDEPENDENT AUDITORS

     Mr. Klein presented Item 4. Mr. Klein reported that the fees paid by the Company to its auditor in 2008 amounted to $39,000 for audit services and $5,000 for tax services. Mr. Kin a then asked the shareholders present to indicate their votes on the following resolutions, which votes were duly recorded:

     RESOLVED, that Kost Forer, Gabbay and Kasierer, a member of Ernst & Young be appointed as the Independent auditors of the Company with the next annual general meeting of the Company and until their respective successors are duly elected; and

     RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.

                 ITEM 5- CONSIDERATION OF FINANCIAL STATEMENTS

     Mr. Klein asked if anyone had any questions about the Company's audited financial statements or the year ended December 31, 2008. Questions and answers ensued regarding the Company's financial investments and the valuation of the Company's holdings in BioCancell Therapeutics Inc.

                                   CONCLUSION

     Based upon the preliminary voting results Mr. Tamir announced that the shareholders had approved all of the above resolutions by the requisite majority. The final voting results are attached hereto as Exhibit B.

     There being no further business to come before the Meeting, the same was duly adjourned.


                                                     /s/ Izhak Tamir
                                                     ------------------------
                                                     Izhak Tamir
                                                     Chairman

                                   EXHIBIT A
                                   ---------

                                Proxy Statement
                                ---------------

                            TIKCRO TECHNOLOGIES LTD.

                                    NOTICE OF

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS



Notice is hereby given that the 2009 Annual Meeting of Shareholders (the "Meeting") of Tikcro Technologies Ltd. (the "Company" or "Tikcro") will be held on September 1, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

(3) approval of external director compensation;

(4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(5) consideration of our financial statements.

Shareholders of record on August 3, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.


                                         By Order of the Board of Directors,

                                         Izhak Tamir
                                         Chairman of the Board

Dated:  July 28, 2009

                            TIKCRO TECHNOLOGIES LTD.

                                 PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Tikcro Technologies Ltd. ("Tikcro" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual Meeting of Shareholders. The Meeting will be held on September 1, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

    The agenda of the Meeting will be as follows:

    (1)  election of Eric Paneth and Izhak Tamir to our Board of Directors;

    (2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

    (3)  approval of external director compensation;

    (4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

    (5)  consideration of our financial statements.

     We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

     Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on August 3, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on August 3, 2009, in the records of the Company, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On July 15, 2009, 8,555,973 Ordinary Shares were outstanding. Each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                          OWNERSHIP OF ORDINARY SHARES

     The following table sets forth certain information known to us regarding the beneficial ownership of our Ordinary Shares as of May 31, 2009, by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group               Amount Owned      Percent of Class(1)

Steven N. Bronson(2)                         1,198,755            14.0%
Eric Paneth                                  1,156,602            13.5%
Izhak Tamir                                  1,061,701            12.4%
Aviv Boim(3)                                   543,262             6.3%
Eugene Oshinsky and Rosa Oshinsky(4)           462,667             5.4%
--------------------
(1) Based on 8,555,973 ordinary shares outstanding on May 31, 2009.

(2) Based on a Schedule 13D/A filed June 15, 2009.

(3) Includes 253,003 restricted shares issued under our 2003 Share Incentive
    Plan.

(4) Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.


                         ITEM 1 - ELECTION OF DIRECTORS

     Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors.

     A brief biography of each nominee is set forth below:

     Eric Paneth has served as our Chief Executive Officer since November 2008 and as one of our Directors since January 2000. Mr. Paneth has also served as Chief Executive Officer of Orckit Communications Ltd. since it was co-founded by him and by Mr. Tamir in 1990 and as the Chairman of the Board of Directors of Orckit Communications Ltd. from 1990 to July 2008. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

     Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit's Chairman of the Board since July 2008. Mr. Tamir has served as Chairman of the Board of Corrigent Systems Ltd., a subsidiary of Orckit since 2001 and as Chief Executive Officer of Corrigent Systems Ltd. since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Vote Required
-------------

     The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions
--------------------

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

     RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.


                     ITEM 2 - ELECTION OF EXTERNAL DIRECTORS

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of service of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

     Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms, subject to extension in certain limited situations. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's board of directors that is authorized to exercise powers of the board must include at least one external director.

     Yiftach Atir was elected as an external director on September 28, 2006 and his three-year term ends on September 27, 2009. The Company's other external director, Irit Gal, will complete her second three-year term on August 27, 2009.

     Our Audit Committee has recommended the re-election of Yiftach Atir as an external director for a second three-year term and the election of Liat Hadad as an external director for a term of three years, replacing Irit Gal. We have received a declaration from Ms. Hadad confirming that she qualifies as an external director under the Companies Law and as an independent director under the Nasdaq rules. Our Board of Directors has resolved that, if elected at the Meeting, Ms. Hadad will be a member of our Audit Committee.

     A brief biography of each nominee is set forth below:

     Yiftach Atir has been a private consultant since January 2003. He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd. From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew literature from Ben Gurion University.

     Liat Hadad has served as a director of business development at McCann Erickson Digital Israel since May 2009. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad is also a program coordinator at Tzeva, the coordinator of the ORT project as part of a community involvement program. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.

Vote Required
-------------

     Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

Proposed Resolutions
--------------------

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Yiftach Atir be elected to a second three-year term as external director of the Company, commencing at the end of his present term on September 28, 2009.

     RESOLVED, that Liat Hadad be elected to a three-year term as external director of the Company, effective immediately."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.


               ITEM 3 - APPROVAL OF EXTERNAL DIRECTOR COMPENSATION

     Under the Companies Law, the payment of compensation to directors requires the prior approval of our Audit Committee, Board of Directors and shareholders, and the form and amount of compensation of external directors is governed by regulations promulgated under the Companies Law.

     Subject to their election at the Meeting, the shareholders will be asked to approve the grant to each of Liat Hadad and Yiftach Atir of options to purchase up to 33,333 Ordinary Shares at an exercise price per share equal to the average closing price of our Ordinary Shares as quoted on the Pink Sheets over the three trading days immediately preceding the date of the Meeting. The options will vest over a period of three years, one-third at the end of each year, commencing on the first day of the upcoming term of the option holder. In addition, as required by the applicable regulations, each external director will be paid NIS 22,500 (approximately $5,600) per year and a participation fee of NIS 1,060 (approximately $265), subject to adjustment by the Israeli consumer price index, for attendance at each meeting of the board of directors or committee thereof.

     If this proposal is not approved in the Meeting, our Board of Directors will decide upon an alternative compensation arrangement for our external directors, composed of monetary compensation alone, which will be approved by the Board of Directors pursuant to the regulations promulgated under the Companies Law.

Vote Required
-------------

     The payment of the proposed compensation to our external directors requires the approval of our Audit Committee, Board of Directors and shareholders. The shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either
(i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

Proposed Resolutions
--------------------

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that, subject to her or his election at the Meeting, each of Liat Hadad and Yiftach Atir be paid the compensation described in the Proxy Statement relating to the Meeting."

     The Board of Directors recommends a vote FOR approval of the proposed resolution.


                  ITEM 4 - APPOINTMENT OF INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.

Vote Required
-------------

     The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions
--------------------

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

     RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.


                 ITEM 5 - CONSIDERATION OF FINANCIAL STATEMENTS

     Our audited financial statements for the year ended December 31, 2008 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on June 30, 2009. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the

Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website athttp://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

     This item will not involve a vote of the shareholders.



                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                     By Order of the Board of Directors,

                                     Izhak Tamir
                                     Chairman of the Board

Dated:  July 28, 2009

                                   Exhibit B
                                   ---------

                                 Voting Results
                                 --------------

Proposal #  Proposal                              VOTES FOR   VOTES AGAINST   VOTES ABSTAIN   % FOR
----------  --------                              ---------   -------------   -------------   -----
  1a        Election of directors - Izhak Tamir   2,954,116     2,061,735        130,400      58.90%
  lb        Election of directors - Eric Paneth   2,954,099     2,061,752        130,400      58.90%
  2a        Election of External directors - Liat
            Hadad                                 2,954,199     2,191,498            194      57.41%
  2b        Election of External directors -
            Yiftach Atir                          2,954,119     2,191,532            240      57.41%
  4         Reappointment of Kost Forer,
            Gabbay and Kasierer                   2,205,561       579,197      2,361,133      79.20%

                                   Exhibit 4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)*


                            Tikcro Technologies, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8789G100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                       1 North Federal Highway, Suite 201,
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,198,755
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has previously disclosed that as of May 31, 2009, the Issuer had 8,555,973 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 19 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.


Item 4. Purpose of Transaction.

     On December 13, 2009, Mr. Bronson and his spouse, through counsel, sent a letter (the "Letter") to the Board of Directors of the Issuer to, among other things, object to the appointment of the outside directors following the September 1, 2009 general meeting of the shareholders of the Issuer, because the Issuer did not satisfy the requirements of Section 239(b) of the Companies Law. The foregoing is just a summary of the Letter and is subject to and is qualified in its entirety by the full text of the Letter, a copy of which is attached hereto as an Exhibit. The Letter is incorporated herein by reference.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2009

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

Exhibit

Zvika Barak, Advocate & Solicitor*
Elad Man, Advocate & Solicitor*

Members of the Israel Bar & The Law           MAN-BARAK
Society of England and Wales            ADVOCATES& SOLICITORS

*LL.B., M.B.A.                      In association in England with
                                            McFADDENS LLP

           Menachem Begin St. (Gibor Sport Building) Ramat Gan Israel
                     Tel: +972-3-6114485 Fax: +972-3-6114486
                     e-mail Barak: advbarak@zbarak-law.co.il
                         e-mail Man: elad@man-barak.com


Ardinast, Bar Nathan and Co., Advocates
Museum Tower - 13th floor
4 Berkowitz St. Tel Aviv 64238
Tel Aviv

                                                       Sunday, December 13, 2009

                                                               Without Prejudice

BY REGISTERED MAIL AND FAX: +972-3-7770101

Re: Tikcro Technologies, Ltd. (the "Company")
---------------------------------------------


Dear Sir,

On behalf of our clients, Steven and Kimberly Bronson,and in response to your letter dated November 18, 2009 and its attachments, we wish to address you as follows:


1. After reviewing the results of the votes regarding outside directors appointments, on the annual general shareholder meetings, that took place on the 1.9.2009, it appears that the outside directors were not appointed according to law and their appointment is void.





                 Associated Office - McFaddens LLP, City Tower,
                  40 Basinghall Street, London EC2V 5DE England
                Tel: +44 (0)20 7588 9080 Fax: +44 (0)20 7588 8988

                Regulated by the Solicitors Regulation Authority

                           website: www.man-barak.com

2.   Section 239(b) of the companies law, states clearly that:

     239. (a) Two outside directors shall hold office in a public company.

          (b) The outside directors shall be appointed by the general meeting, provided that one of the following conditions prevails:

               (1) in counting the votes of the majority at the general meeting at least one-third of all the votes of shareholders who are not holders of control in the company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account;

               (2) the total number of votes opposing the appointment from among the shareholders referred to in paragraph (1) shall be no greater than one percent of the total voting rights in the company.

          (c) The Minister may prescribe different rates from the rate provided in subsection (b)(2).

          (d) In a company in which, on the date of appointment of an outside director, all members of the board of directors of the company are of one gender, the outside director appointed shall be of the other gender.

3.   On the vote to appoint outside directors, the results were as follows:

         External Director Liat Hadad
         For: 2,954,199       Against: 2,191,498      Abstain: 194

         External Director Yiftach Atir
         For: 2,954,119       Against: 2,191,532      Abstain: 240

         These results should be examined together with the share holding details and votes of Mr. Tamir, Paneth and Boim, Holding together approx. 2,761,565 shares included in the vote.

4. In light of the results of the votes, it is clear that both conditions were not met. Therefore it is our client position that the appointments of outside directors are effectively void and a new shareholders meeting and votes on this matter should be conducted promptly.

5. Also please note that any decisions by the board taken without amending this fundamental fault are also not valid and cannot bind the company.

6. Also, in your letter, you did not provide any reason or explanation for not giving the full information and details regarding the procedure taken by the company, to authorize the fee agreement signed on the 9.8.2009, with regards to the litigation our clients' claim. Note that as this fee agreement is referring to additional defendants and not only to the company itself, it involves issues of dealing with interested parties.

7. The above applies also to any existing information regarding actual payments made by the company in connection to this fee agreement and on behalf of whom it was made.

8. Anything said or not said in this letter, will not undermine any of our clients' rights, nor it can be used as an admission regarding any claim or detail presented by your clients.




Yours faithfully,


ELAD MAN, Advocate